Exhibit (a)(1)(K)

Exchange Offer Expiration Reminder Notice

The purpose of this notice is to remind eligible employees that the offer to exchange certain stock options for replacement options (“Exchange Offer”) is scheduled to expire at 5:30 p.m., Eastern Time, on Wednesday, March 23, 2011. We currently have no plans to extend the expiration date. Only eligible employees with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the Offer to Exchange document previously provided to eligible employees.  Eligible employees who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current exercise prices and terms.

Eligible employees may complete an election form or withdrawal form and send it to Patti Rooney, Manager, Corporate Support & Human Resources, whose mailing address is included on those forms.  Eligible employees must return their completed and signed election form or withdrawal form, in each case, including Schedule A, only to Patti Rooney, by 5:30 p.m., Eastern Time, on Wednesday, March 23, 2011. Submissions by any other means will NOT be accepted.

If you have questions about the Exchange Offer or how to participate, please contact Patti Rooney at 201-421-3933 or by email at prooney@smartbalance.com.